

Jardines

03 MAY 12 AM 7:21

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

17th April 2003


03022105

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of HKLH, of which Dr Richard Lee is a Director, of the following Director's share transactions:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
Dr Richard Lee	Acquisition of HKLH ordinary shares	10/04/2003	+100,000	US$1.1100
		14/04/2003	+224,000	US$1.1078

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

pp
Neil M McNamara
Group Corporate Secretary